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14041751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT - 2 2014
REGISTRATIONS BRANCH
17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 36th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Murphy (917) 332-5719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 140, 14th Floor, South Tower Bahrain World Trade Center (Address) Manama (City) Kingdom of Bahrain (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investcorp LLC, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

MERIME DURAKOVIC
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01DU6083816
COMM. EXP. 03/06/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

N.A. Investcorp LLC
June 30, 2014
With Report of
Independent Registered Public Accounting Firm

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2014

Contents

EY
Building a better working world

Ernst & Young
P.O. Box 140
14th Floor, South Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700

Report of Independent Registered Public Accounting Firm

The Member of N.A. Investcorp LLC

Report on the financial statements

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the Company) as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of N.A Investcorp LLC at June 30, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

September 29, 2014
Manama, Kingdom of Bahrain

N.A. INVESTCORP LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

June 30, 2014	
ASSETS	
Cash and cash equivalents	$ 6,026,086
Due from an affiliate	13,422,867
Total assets	**$ 19,448,953**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 69,912
Total liabilities	**69,912**
Member's equity	**19,379,041**
Total liabilities and member's equity	**$ 19,448,953**

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANICAL CONDITION
JUNE 30, 2014

1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The ultimate parent of the Company is Investcorp Bank B.S.C. ("BSC"), a bank incorporated in the Kingdom of Bahrain. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company operates pursuant to the exemption in SEC Rule 15c3-3 (k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly-liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

The Company utilizes an end-of-day investment sweep account provided by JP Morgan Chase & Co. for its cash balances held at JP Morgan Chase & Co. The purpose is to enhance the interest income of the Company's cash balance while maintaining a liquid and low risk investment profile.

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANICAL CONDITION
JUNE 30, 2014

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

3. RELATED PARTY TRANSACTIONS

Due from an Affiliate

As of June 30, 2014, the Company has cash deposited at BSC, the ultimate parent, amounting to $13,422,867. The cash may be withdrawn on demand.

4. REGLATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2014, the Company had regulatory net capital of $5,956,174 and a regulatory net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.01 to 1 at June 30, 2014.

5. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition.

EY
Building a better working world

Ernst & Young
P.O. Box 140
14th Floor, South Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700

Report of Independent Registered Public Accounting Firm

The Member of N.A. Investcorp LLC

Report on the financial statements

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the Company) as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of N.A Investcorp LLC at June 30, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

September 29, 2014
Manama, Kingdom of Bahrain